October 27, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Request for Effectiveness for Registration Statement on Form S-3 of Paratek
Pharmaceuticals, Inc. (File No. 333-207441)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Paratek Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced registration statement (the “Registration Statement”) so that it will be declared effective at 4:00 p.m. Eastern Time on October 29, 2015, or as soon as possible thereafter.

The Registrant hereby authorizes each of Mehdi Khodadad, Brett White and Kate Nichols, each of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration.

On behalf of the Registrant, the undersigned acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Once the Registration Statement has been declared effective, please orally confirm that event with Mehdi Khodadad at (650) 843-5005, or in his absence, Brett White at (650) 843-5191, or in his absence, Kate Nichols at (650) 843-5877.

Very truly yours, PARATEK PHARMACEUTICALS, INC.

By:	/s/ Douglas W. Pagán
Douglas W. Pagán Chief Financial Officer